EXHIBIT 99.1
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[GRAPHIC OMITTED]                                                       PRESS
[LOGO - CANADIAN NATURAL RESOURCES LIMITED]                             RELEASE

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                       CANADIAN NATURAL RESOURCES LIMITED
                ANNOUNCES UPDATE ON ITS HORIZON OIL SANDS PROJECT
           CALGARY, ALBERTA - FEBRUARY 6, 2003 - FOR IMMEDIATE RELEASE
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Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is
pleased to update its progress on its 100% owned and operated Horizon Oil Sands Project (the "Horizon Project"). The Horizon Project is situated on leases containing over 6 billion barrels of mineable oil reserves, supporting a three-phase development, which will produce 232,000 barrels per day of light sweet crude oil for over 40 years. The Horizon Project encompasses four operational segments: (i) minesite, (ii) extraction, (iii) primary upgrading and
(iv) secondary upgrading. Additional development potential also exists on the leases to extract a further 2 billion barrels of mineable reserves and 1 billion barrels of in-situ reserves.

An update on the status of the Horizon Project was recently presented to Canadian Natural's Board of Directors. The Board's discussion focused on a number of issues, including the impact of the Kyoto Protocol on the Horizon Project. Recently, the Canadian Federal Government provided some much needed certainty on the cost of Kyoto implementation through 2012; however, beyond 2012 no implementation certainty exists. As the Horizon Project is scheduled to commence production in 2008 and produce for over 40 years, the Board of Canadian Natural will, prior to making a decision to proceed with construction of the Horizon Project, seriously examine and require clarity by the Federal Government on the long-term economic consequences of the Kyoto Protocol on the Horizon Project.

Due to the uncertainty of the impact of the Kyoto Protocol on the Horizon Project, in the fall of 2002 Canadian Natural delayed the startup of the Engineering Design Specification ("EDS") phase of engineering and reduced its 2003 capital budget for the Horizon Project from $300 million to $211 million. As a result of recent reassurances by the Federal Government that it will work with the oil and gas industry to provide certainty on Kyoto implementation costs through 2012, Canadian Natural has decided to not further reduce this 2003 budgeted expenditure level. This 2002 budgeted expenditure level will allow Canadian Natural to complete its Design Base Memorandum ("DBM") phase of engineering on the Horizon Project by the end of the first quarter of 2003. Further, although there is not presently a sufficient level of implementation certainty to start construction, Canadian Natural is hopeful that such long-term certainty will be achieved with the Federal Government and therefore plans to commence with the EDS phase of engineering. The EDS will commence in the second quarter of 2003, and be completed within the 2003 - $211 million budgeted expenditure level for the Horizon Project.


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No decision has been made on whether to proceed with the construction of the
Horizon Project in 2004. Prior to such a decision, Canadian Natural will work with the oil and gas industry and the Federal and Alberta Governments to clarify the long-term economic consequences of Kyoto implementation on the Horizon Project over its life and specifically beyond 2012. If a decision is made to commence construction, Canadian Natural will then evaluate and choose between two potential approaches: (i) completion of the Horizon Project in Ft. McMurray, with the $3 billion upgrader on-site; or (ii) completion of the Horizon Project in Ft. McMurray, with secondary upgrading facilities and all the beneficial economic spin-offs relocated to the U.S.

Secondary upgrading facilities represent approximately 40% of estimated CO2 emissions of the Horizon Project. By relocating these facilities to the United States a higher degree of certainty on costs of Kyoto implementation for the Horizon Project could be obtained. Secondary upgrading facilities represent over $3 billion in capital expenditures, 35,000 man-years of construction employment and 500 ongoing full time positions. Further, these facilities would generate over $5.3 billion of direct tax and royalty revenues to the various levels of Canadian Government should they be built in Canada.

Canadian Natural anticipates receiving regulatory approvals for the Horizon Project from the Alberta Energy Utility Board in late 2003. The Company would then be in a position to commence site clearing and pre-construction in 2004, with full construction commencing after Board of Director approval and upon achieving a targeted 80% completion of detailed engineering and design. The first phase of the Horizon Project would then be commissioned in 2008 at 110,000 barrels per day of light synthetic crude oil. Phase two would be commissioned in 2010, increasing production to 155,000 barrels per day of production. Phase three would be completed in 2012, bringing total production to 232,000 barrels per day. The Company's leases could support further expansions beyond that date.

Total expected capital costs of the Horizon Project are $8.0 billion to $8.4 billion with approximately $4.5 billion to $5.0 billion required to bring the first phase on-line, and are consistent with the final cost estimates for other recent oil sands mining projects. A team of 200 experienced employees and consultants are currently engaged in the DBM and this number could increase to over 300 by the end of 2003 if further certainty is provided on the long-term economic consequences of Kyoto implementation on the Horizon Project.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


CANADIAN NATURAL RESOURCES LIMITED                              ALLAN P. MARKIN
2500, 855 - 2nd Street S.W.                                            Chairman
Calgary, Alberta
T2P 4J8                                                        JOHN G. LANGILLE
                                                                      President
TELEPHONE:    (403) 514-7777
FACSIMILE:    (403) 517-7370                                      STEVE W. LAUT
EMAIL:        investor.relations@cnrl.com              Executive Vice-President
WEBSITE:      www.cnrl.com                                           Operations

TRADING SYMBOLS                                                 COREY B. BIEBER
Toronto Stock Exchange - CNQ                                           Director
New York Stock Exchange - CED                                Investor Relations


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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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